

December 18, 2014

Via E-mail
John A. Conklin
Chief Executive Officer
New Energy Technologies, Inc.
10632 Little Patuxent Parkway, Suite 406
Columbia, Maryland 21044

> **Re: New Energy Technologies, Inc.**
> **Post-Effective Amendment no. 5 to Form S-1**
> **Filed December 8, 2014**
> **File No. 333-182253**

Dear Mr. Conklin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The currently filed post-effective amendment terminates at page F-15. Please amend to include a complete filing or advise.

2. We note that your registration statement was declared effective on September 11, 2012 and included your audited financial statements for the year ended August 31, 2011. Your post-effective amendments numbers 1 through 4, include audited financial statements for the year ended August 31, 2012. When a prospectus is used for more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. Refer to Section 10(a)(3) of the Securities Act of 1933. As a result, we note that the audited financials contained in post-effective amendment no. 4 went stale on December 31, 2013. However, post-effective amendment no. 5 was filed on December 8, 2014. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation

of sale of a security. Please tell us supplementally whether you have made any offers or sales using the prospectus during the period in which your financial statements were not current. If yes, please provide us with a legal analysis of your compliance with Section 5 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
     Elishama Rudolph, Esq.